

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014

> **Re: Squarespace, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 12, 2021**
> **CIK No. 0001496963**

Dear Mr. Casalena:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to comments in our February 23, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 49

1. We note in the calculation of your non-GAAP measure "Adjusted EBITDA" an adjustment identified as "Special bonus." Please tell us if you paid any of your employees a bonus in 2018 or 2019.

Key Performance Indicators and Non-GAAP Financial Measures, page 53

2. We note that you discuss non-GAAP measures beginning on page 53 but only begin discussing GAAP Results of Operations beginning on page 57. Please revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence than your discussion of non-GAAP measures.

3. With respect to each of the non-GAAP measures disclosed in the table on page 54, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 53

4. On pages 54 and 58, you attribute changes in total bookings, ARRR, and commerce revenue to changes in GMV processed through your platform. Please revise your table on page 54 to include GMV metrics for all periods presented.

Comparison of the Years Ended December 31, 2019 and 2020, page 58

5. Please revise to provide more context regarding the increase in new presence and commerce subscriptions. For example, describe any new markets or geographic regions that maybe be driving the increase. To the extent possible, please also revise to separately quantify the impact of increased GMV and increased commerce website subscriptions on your commerce revenue during the year ended December 31, 2020.

Operating Expenses, page 59

6. Please revise to disclose any known trends or uncertainties that could affect your results from operations and/or liquidity in the near term. For example, we note disclosure on page F-41 that you will record compensation expense of $229 million related to the CEO Stock Grant if an IPO occurs prior to August 24, 2021. We also note the $24 million in special bonuses paid to employees in 2021. Please refer to Item 303(a) of Regulation S-K.

Description of Capital Stock, page 96

7. You disclose here that your Class C common stock will have no voting rights. Elsewhere you note that all outstanding shares of Class C common stock will convert into shares of your Class A common stock in connection with the effectiveness of this registration statement. Please briefly explain the purpose of this non-voting Class C common stock and tell us which shareholders currently own Class C common stock and explain how this class may be used in the future. Additionally, while we note that existing Class C common stock will be converted into Class A common stock in connection with this offering, please clarify whether Class C common stock will have conversion rights and whether your Class C common stock will continue to be an authorized class of common stock following the completion of this offering.

General

8. We note that your "Squarespace at a Glance" graphic discloses unlevered free cash flow margin. In order to give proper balance to this information, please revise to present GAAP cash flow margin with equal prominence for the same period.

Alternatively, please revise to present unlevered free cash flow alongside cash flows from operations rather than unlevered free cash flow margin.

9. You response to prior comment 8 states the following: "The Company respectfully submits that, although this rule provides for the consultation of the DMM with a financial advisor, the rule does not preclude the consultation with more than one financial advisor. In this regard, the Company and its legal counsel have consulted with the NYSE regarding Rule 7.35A(g) and confirmed that the DMM may consult with more than one financial advisor in connection with the opening of a direct listing." Please clarify and confirm whether you also consulted with the NYSE and confirmed what their language *"in order to effect a fair and orderly opening of such security"* precludes.

10. With respect to your response to prior comment 9, please identify the specific language or provision in NYSE Rule 7.35A(g) that the financial advisors are relying upon that requires the financial advisors to assist the DMM by playing a "robust" role in the price discovery.

11. We note your response to prior comment 10 and the revised disclosure on page 35. Please explain the reason for this particular "obligation" (i.e., why the DMM is expected to consult with multiple financial advisors specifically about private market sale price history information), as it appears to contradict the NYSE Rule 7.35A(g)'s basis for roping in the financial advisors in the first place *(i.e., "because there has not been a recent sustained history of trading . . . "*). Page 35 also states that the financial advisors are expected to provide the DMM with the "fair value per share" (even though, as indicated here, it is already included in the Class A common stock valuation report). Please clarify the rationale for this expectation, especially since the information has already been disclosed in the report to the NYSE and DMM that you reference on pages 108-109.

12. Based on your responses to prior comments 8-13, we recommend that you carefully consider the applicability of Regulation M and how it may relate to the activities of such financial advisors, particularly with respect to any potential solicitation of buy/sell interest, price discovery, or other distribution activities – as well as the need for the financial advisors and any affiliated persons to conduct their activities specifically in compliance with Regulation M.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ryan J. Dzierniejko, Esq.